United States securities and exchange commission logo





                             December 27, 2022

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
19, 2022
                                                            CIK No. 0001722969

       Dear Mark Hanchett:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your response to comment 1 and are unable to concur with the company's conclusion that Section
2.3(b)(v) of the Securities Purchase Agreement is not a closing condition within the
investor   s control. Please revise or remove "or any material adverse change in, any
financial market which, in each case, in the reasonable judgment of such
                                                        Purchaser, makes it
impracticable or inadvisable to purchase the Securities at each applicable Closing" in
Section 2.3(b)(v).
   2. We note your response to comment 2 and your disclosure related to the Amended
                                                        Collaboration Agreement
on page 51. Please revise the disclosure on page 51 to disclose the term, including the
renewal term, of the agreement.
 Mark Hanchett
Atlis Motor Vehicles Inc
December 27, 2022
Page 2

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMark Hanchett                           Sincerely,
Comapany NameAtlis Motor Vehicles Inc
                                                          Division of
Corporation Finance
December 27, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName